Securities and Exchange Commission
Office of Public Utility Regulation
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

May 23, 2001

Via EDGAR

Re: Windsor Coal Company
    (File No. 70-08611
    Central Ohio Coal Company
    CIK 0000018713)

Gentlemen:

As a supplement to our March 30, 2001 EEGAR filing of the fourth quarter 2000 report, Windsor Coal Company's 2000 Annual Report which includes a statement of significant accounting policies is filed herewith.

Very truly yours,


/s/G. C. Dean

G.C. Dean
American Electric Power
Service Corporation

                              WINDSOR COAL COMPANY
                                                                    Page

                                    CONTENTS


Statements of Income and Statements of Retained Earnings   .      .    1

Statements of Cash Flows      .      .      .       .      .      .    2

Balance Sheets .      .       .      .      .       .      .      .  3-4

Notes to Financial Statements .      .      .       .      .      . 5-10

                              WINDSOR COAL COMPANY
                              STATEMENTS OF INCOME
                                   (UNAUDITED)


                                             Year Ended December 31,
                                         -------------------------------
                                           2000       1999       1998
                                           ----       ----       ----
                                                 (in thousands)

OPERATING REVENUES . . . . . . . . . .   $67,590    $122,723   $64,741

OPERATING EXPENSES (including depreciation,
  depletion and amortization of mining
  plant of $5,439,000 in 2000,
  $9,944,000 in 1999 and
  $4,594,000 in 1998)  . . . . . . . .    70,161     124,245    65,959
                                         -------    --------   -------

OPERATING LOSS . . . . . . . . . . . .    (2,571)     (1,522)   (1,218)

NONOPERATING INCOME. . . . . . . . . .     3,597         570       739
                                         -------    --------   -------

INCOME (LOSS) BEFORE INTEREST CHARGES.     1,026        (952)     (479)

INTEREST CHARGES . . . . . . . . . . .        79          34         2
                                         -------    --------   -------

INCOME (LOSS) BEFORE FEDERAL
 INCOME TAXES ON OPERATIONS. . . . . .       947        (986)     (481)

FEDERAL INCOME TAX EXPENSE (CREDIT). .       929      (1,004)     (604)
                                         -------    --------   -------

NET INCOME . . . . . . . . . . . . . .   $    18    $     18   $   123
                                         =======    ========   =======



                         STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)


                                            Year Ended December 31,
                                         ------------------------------
                                           2000       1999       1998
                                           ----       ----       ----
                                                 (in thousands)

RETAINED EARNINGS JANUARY 1. . . . . .     $33        $15        $ 78

NET INCOME . . . . . . . . . . . . . .      18         18         123

CASH DIVIDENDS DECLARED. . . . . . . .      -          -          186
                                           ---        ---        ----

RETAINED EARNINGS DECEMBER 31. . . . .     $51        $33        $ 15
                                           ===        ===        ====


See Notes to Financial Statements.

                              WINDSOR COAL COMPANY
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)



                                            Year Ended December 31,
                                        -------------------------------
                                          2000       1999        1998
                                          ----       ----        ----
                                                (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . .  $     18    $    18    $   123
  Adjustments for Noncash Items:
    Depreciation, Depletion and
      Amortization . . . . . . . . . .     5,439      9,944      4,594
    Deferred Income Taxes. . . . . . .   (19,186)   (24,175)    (3,948)
    Accrued Other Postretirement
      Benefits . . . . . . . . . . . .     6,023     15,557      1,844
    Accrued Royalty and Rent . . . . .       401       (937)     2,047
    Workers' Compensation. . . . . . .    (3,042)    14,608       (630)
    Mine Closure Costs . . . . . . . .   (17,858)    18,355       -
    Accrued Reclamation Costs. . . . .     4,550      3,820      2,821
    Retirement of Mining Equipment . .      -         8,999       -
  Changes in Certain Current
   Assets and Liabilities:
    Accounts Receivable. . . . . . . .    (2,049)       241      1,876
    Coal, Materials and Supplies . . .      (530)       541        617
    Accounts Payable . . . . . . . . .      (352)       693        506
    Taxes Accrued. . . . . . . . . . .   (17,795)    17,363        473
  Other (net). . . . . . . . . . . . .    24,704      3,505      1,212
                                        --------    -------    -------
        Net Cash Flows From (Used For)
         Operating Activities. . . . .   (19,677)    68,532     11,535
                                        --------    -------    -------

INVESTING ACTIVITIES:
  Lease Buyouts. . . . . . . . . . . .      -        (5,457)      -
  Construction Expenditures. . . . . .      (106)      (252)       (53)
  Proceeds from Sales of Property. . .      -            39         10
                                        --------    -------    -------
        Net Cash Flows Used For
         Investing Activities. . . . .      (106)    (5,670)       (43)
                                        --------    -------    -------

FINANCING ACTIVITIES:
  Capital Contributions Returned
   to Parent Co. . . . . . . . . . . .      -          -        (8,876)
  Retirement of Long-term Debt . . . .      -        (7,142)      (794)
  Changes in Advances to
   Affiliates (net). . . . . . . . . .   (45,035)      -          -
  Dividends Paid . . . . . . . . . . .      -          -          (186)
                                        --------    -------    -------
        Net Cash Flows Used For
         Financing Activities. . . . .   (45,035)    (7,142)    (9,856)
                                        --------    -------    -------

Net Increase (Decrease) in Cash
 and Cash Equivalents. . . . . . . . .   (64,818)    55,720      1,636
Cash and Cash Equivalents January 1. .    65,816     10,096      8,460
                                        --------    -------    -------
Cash and Cash Equivalents December 31.  $    998    $65,816    $10,096
                                        ========    =======    =======


See Notes to Financial Statements.

                              WINDSOR COAL COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)



                                                       December 31,
                                                    2000         1999
                                                    ----         ----
                                                      (in thousands)
ASSETS


MINING PLANT:
  Surface Lands. . . . . . . . . . . . . . . . .  $    629    $    623
  Mining Structures and Equipment. . . . . . . .    35,890      35,848
  Coal Interests (net of depletion). . . . . . .        43         429
  Mine Development Costs . . . . . . . . . . . .    10,041      10,041
  Construction Work in Progress. . . . . . . . .      -             28
                                                  --------    ---------
          Total Mining Plant . . . . . . . . . .    46,603      46,969
  Accumulated Depreciation and Amortization. . .    45,675      40,709
                                                  --------    --------

          NET MINING PLANT . . . . . . . . . . .       928       6,260
                                                  --------    --------





CURRENT ASSETS:
  Cash and Cash Equivalents. . . . . . . . . . .       998      65,816
  Accounts Receivable - General. . . . . . . . .     7,252       4,803
  Accounts Receivable - Affiliated Companies . .       532         932
  Advances to Affiliates . . . . . . . . . . . .    45,035        -
  Coal - at average cost . . . . . . . . . . . .       324          30
  Materials and Supplies - at average cost . . .     3,695       3,459
  Accrued Tax Benefit. . . . . . . . . . . . . .     1,203        -
  Other. . . . . . . . . . . . . . . . . . . . .       510         345
                                                  --------    --------

          TOTAL CURRENT ASSETS . . . . . . . . .    59,549      75,385
                                                  --------    --------





REGULATORY ASSETS. . . . . . . . . . . . . . . .         9           9
                                                  --------    --------

DEFERRED INCOME TAXES. . . . . . . . . . . . . .    43,939      33,830
                                                  --------    --------

DEFERRED CHARGES . . . . . . . . . . . . . . . .       465         565
                                                  --------    --------

          TOTAL. . . . . . . . . . . . . . . . .  $104,890    $116,049
                                                  ========    ========


See Notes to Financial Statements.

                              WINDSOR COAL COMPANY
                                 BALANCE SHEETS
                                   (UNAUDITED)



                                                       December 31,
                                                    2000         1999
                                                    ----         ----
                                                      (in thousands)
CAPITALIZATION AND LIABILITIES


SHAREOWNER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 5,000 Shares
    Outstanding - 4,064 Shares . . . . . . . . . . $   -       $   -
  Retained Earnings. . . . . . . . . . . . . . . .       51          33
                                                   --------    --------
          TOTAL SHAREOWNER'S EQUITY. . . . . . . .       51          33
                                                   --------    --------

OTHER NONCURRENT LIABILITIES:
  Postretirement Benefits Other Than Pensions. . .   31,716      25,693
  Mine Closure Costs . . . . . . . . . . . . . . .      497      18,355
  Workers' Compensation. . . . . . . . . . . . . .   12,296      15,338
  Accrued Reclamation Costs. . . . . . . . . . . .   15,133      10,583
  Accrued Royalty and Rent . . . . . . . . . . . .    7,405       7,004
  Other. . . . . . . . . . . . . . . . . . . . . .   16,142       4,994
                                                   --------    --------
          TOTAL OTHER NONCURRENT LIABILITIES . . .   83,189      81,967
                                                   --------    --------

CURRENT LIABILITIES:
  Accounts Payable - General . . . . . . . . . . .    3,827       4,054
  Accounts Payable - Affiliated Companies. . . . .    1,114       1,239
  Taxes Accrued. . . . . . . . . . . . . . . . . .     -         17,795
  Workers' Compensation. . . . . . . . . . . . . .     -          2,731
  Accrued Vacation Pay . . . . . . . . . . . . . .      697         977
  Other. . . . . . . . . . . . . . . . . . . . . .    7,272       1,975
                                                   --------    --------
          TOTAL CURRENT LIABILITIES. . . . . . . .   12,910      28,771
                                                   --------    --------

REGULATORY LIABILITIES:
  Amounts Due To Parent Company For
   Future Income Tax Benefits. . . . . . . . . . .    7,733       4,562
  Other. . . . . . . . . . . . . . . . . . . . . .      998         716
                                                   --------    --------
          TOTAL REGULATORY LIABILITIES . . . . . .    8,731       5,278
                                                   --------    --------

DEFERRED CREDITS . . . . . . . . . . . . . . . . .        9        -
                                                   --------    --------

CONTINGENCIES (Note 3)

          TOTAL. . . . . . . . . . . . . . . . . . $104,890    $116,049
                                                   ========    ========


See Notes to Financial Statements.

                              WINDSOR COAL COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


1.      SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Windsor Coal Company (the Company or WCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company conducts underground mining operations in West Virginia on properties owned or leased by OPCo or the Company. Coal is mined and sold to generating units wholly owned by OPCo and jointly owned by OPCo and an unaffiliated company at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). The prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. The majority of the Company's coal production is shipped to OPCo's Cardinal Plant.

Basis of Accounting

As a cost-based rate-regulated entity, WCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mines in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 2000, 1999 and 1998 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives or the estimated life of the mine, whichever is shorter, and are calculated by use of the straight-line method for mining structures and equipment and by use of the units-of-production method for coal interests and mine development costs.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation, depletion and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Money Pool

On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Co., Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Co., Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Co., Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Co., Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. At December 31, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. An accrual of $4.5 million for Black Lung liabilities was recorded in 2000. No accruals for Black Lung liabilities were recorded in 1999 and 1998.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal resources are exhausted. This would include, among other things, sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.      CONTINUATION OF MINING OPERATIONS AND PROPOSED SALE

The Company announced plans to discontinue mining operations effective April 30, 2000. A provision of $48.4 million for mine closure costs, postretirement benefits other than pensions and workman's compensation costs was recorded in July 1999 and billed to OPCo under the coal supply agreement.

The Company closed the Windsor Mine in 2001 and efforts are underway to reclaim the property.

On April 30, 2001, AEP announced that it had entered into a memorandum of understanding regarding a proposed sale of OPCo's affiliated coal mines in Ohio and West Virginia. In addition, OPCo would enter into coal supply agreements to purchase approximately 34 million tons of coal through 2008. The terms of the sale are being negotiated and management will continue to evaluate the transaction.

3.      CONTINGENCIES

The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from OPCo under the coal supply agreement.

4.      OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including WCCo. The costs of the services are billed by AEPSC on a direct-charge basis, to the extent practicable, and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.      BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $20,000 in 2000, $32,000 in 1999 and $218,000 in 1998. As of June 30,
2000, the UMWA actuary estimates that the Company had no unfunded vested liabilities related to its share of the UMWA pension plans.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs (credits) for the years ended December 31, 2000, 1999 and 1998 were $(138,000), $32,000 and $103,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $93,000 in 2000, $89,000 in 1999 and $86,000 in 1998.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $7.4 million in 2000, $16.4 million in 1999 and $2.6 million in 1998. The accrued costs in 2000 and 1999 include $4.7 million and $13.1 million, respectively, in curtailment charges recognized in anticipation of the 2001 closing of the Windsor mine.

Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $240,000 in 2000, $279,000 in 1999 and $271,000 in 1998.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $513,000 in 1998. In addition, the amounts of Black Lung surplus utilized include $175,000 in 1998 reallocated from the surplus Black Lung trust fund to other System member companies. No Black Lung surpluses were used to reimburse the Company for retiree medical benefits paid in 2000 and 1999 and no reallocation from the Company's surplus Black Lung trust fund to other System member companies was made in 2000 and 1999. The Company's share of the Black Lung Trust funds surplus at December 31, 2000, 1999 and 1998 was $7,823,000, $1,660,000 and $1,766,000,
respectively.

6.      FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                              Year Ended December 31,
                                            ----------------------------
                                              2000      1999     1998
                                              ----      ----     ----
                                                   (in thousands)
Charged (Credited) to Operations:
Current (net)  . . . . . . . . . . . . . .  $ 19,372  $ 23,171  $ 3,344
Deferred (net) . . . . . . . . . . . . . .   (18,443)  (24,175)  (3,948)
                                            --------  --------  -------
  Total                                     $    929  $ (1,004) $  (604)
                                            ========  ========  =======

Charged (Credited) to Nonoperating Income:
Deferred (net) . . . . . . . . . . . . . .  $   (743) $   -     $  -
                                            --------  --------  -------
  Total                                         (743)     -        -
                                            --------  --------  -------

Total Federal Income Taxes . . . . . . . .  $    186  $ (1,004) $  (604)
                                            ========  ========  =======

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to the practice of flow-through accounting for book/tax differences associated with self-insurance reserves, and certain depreciation differences.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1999 are presently open and under audit by the IRS. Management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                          December 31,
                                                        2000        1999
                                                        ----        ----
                                                         (in thousands)

        Deferred Tax Assets . . . . . . . . . . . . . . $48,172     $34,858
        Deferred Tax Liabilities. . . . . . . . . . . .  (4,233)     (1,028)
                                                        -------     -------
          Net Deferred Tax Assets . . . . . . . . . . . $43,939     $33,830
                                                        =======     =======

        Property Related Temporary Differences. . . . . $   439     $   969
        Amounts Due To Parent Company
          For Future Federal Income Taxes . . . . . . .   1,103         767
        Self-Insurance Reserves . . . . . . . . . . . .   6,220         801
        Provision for Shutdown Costs. . . . . . . . . .   4,340      16,930
        Accrued Postretirement Expenses . . . . . . . .  14,377       4,526
        Accrued Book Royalty Expense. . . . . . . . . .   3,267       2,452
        Accrued Mine Reclamation Costs. . . . . . . . .   5,760       4,301
        Deferred State Income Taxes . . . . . . . . . .   9,254       2,362
        All Other (net) . . . . . . . . . . . . . . . .    (821)        722
                                                        -------     -------
          Total Net Deferred Tax Assets . . . . . . . . $43,939     $33,830
                                                        =======     =======

7.      SUPPLEMENTARY CASH FLOW INFORMATION

                                                  Year Ended December 31,
                                                 -------------------------
                                                  2000     1999     1998
                                                  ----     ----     ----
                                                      (in thousands)
        Cash was paid for:
          Interest . . . . . . . . . . . . . . .  $    79  $   34   $    5
          Income Taxes . . . . . . . . . . . . .   25,562   7,260    3,685
        Noncash acquisitions under capital
         leases were . . . . . . . . . . . . . .     -         13      383

8.      LEASES

All leases were retired in 2000 due to the planned closure of the Windsor mine. No leases were outstanding at December 31, 2000.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                               Year Ended December 31,
                                             ----------------------------
                                                2000     1999     1998
                                                ----     ----     ----
                                                    (in thousands)

Operating Leases . . . . . . . . . . . . .      $ -    $    6   $    4
Amortization of Capital Leases . . . . . .       53     1,552    1,243
Interest on Capital Leases . . . . . . . .        5        41      151
                                                ---    ------   ------
       Total Rental Costs. . . . . . . . .      $58    $1,599   $1,398
                                                ===    ======   ======

9.      RETURN OF CAPITAL

In 1998 the Company returned to its parent $8.9 million out of capital surplus.